SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2016
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES SA
Listed Company
CNPJ / MF No. 02.558.115 / 0001-21
NIRE 33300276963

NOTICE TO THE MARKET

TIM confirmed for the 9th consecutive year in the ISE portfolio

TIM Participações SA (BOVESPA: TIMP3; and NYSE: TSU) announces its maintenance in the select group of companies that comprise the Corporate Sustainability Index - ISE of BM&FBOVESPA, for the ninth consecutive year.

The new portfolio, in force from January 2017, consists of 34 companies, totaling R$ 1.31 trillion in market value, which represents more than 52.14% of the total value of companies listed on the BM&FBOVESPA.

One of the outstanding initiatives in 2016 in TIM was the expansion of the of the Environmental Management System, according to ISO 14001 and the expansion of the Health System and Safety work, according to OHSAS 18.001, enhancing the environmental and health and occupational safety systematization.

TIM is the company in the telecommunications sector which remains longer in the ISE portfolio. The operator is still the only telecommunications company listed on the “Novo Mercado” segment of BM&FBOVESPA, recognized as the highest level of corporate governance.

Rio de Janeiro, November 24, 2016.

TIM Participações S.A.
Rogerio Tostes
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: November 24, 2016	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.